PRESS RELEASE
For immediate release

Campbell Resources Announces
Its Second Quarter Results

Montreal, August 11, 2003 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) announces its results for the second quarter and the six months ended June 30, 2003.

Metal sales in the second quarter were $6.2 million and $10.8 million year to date compared to $3.7 million in the second quarter of 2002. Commercial production resumed at the beginning of the second quarter of 2002. The average gold price realised in the quarter was US$353 (CDN$485.27) compared to an average gold price of US$316/oz (CDN$487.18) in the quarter ended June 30, 2002.

The net loss for the quarter was $2.3 million ($0.05 per share), compared to $550,000 ($0.02 per share) in the second quarter of 2002. For the six-month period, the net loss was $4.3 million ($0.09 per share) compared with $1.2 million ($0.03 per share) a year ago.

“The loss for the second quarter and year to date reflects the scheduled mining in lower grade areas, in order to access higher grade ore in the second half of the year.” commented André Fortier, President and CEO of Campbell Resources. “We expect production in the second half of approximately 32,000 ounces and believe that our 2003 production will reach 54,000 ounces as previously forecast. Mining has moved into higher grade ore with an average grade in July of 0.326 oz/ton compared to an average grade of 0.244 oz/ton in the first half of the year. We are equally excited about the impact that output from the West Zone, expected to commence in September, and the introduction of thermal fragmentation in late August will have on the operating results in the second half of the year.”

OPERATIONS

At the Joe Mann Mine, production for the second quarter of 2003 was 10,773 ounces of gold compared to 9,479 ounces in the second quarter of 2002 and 213,000 pounds of copper compared to 163,000 pounds of copper in the second quarter of 2002. Mill recovery rates were 92% for gold and 94% for copper year-to-date compared to 82% and 86% respectively in the comparable period of 2002. The cash operating cost per ounce in the second quarter of 2003 was US$358 compared to US$361 for quarter ended June 30, 2002.

During the second quarter, 49,864 tons of ore were milled for a total of 98,875 tons year to date compared to 73,203 tons in the first six months of 2002. This was lower than planned in the second quarter due to delays in completing development.

COPPER RAND

The Company also holds a 26% participation in the Copper Rand Mine and mill through the privately owned Corporation Copper Rand Inc. Work at the Copper Rand Project was suspended on June 6, 2003 and discussions are ongoing regarding the financing of the Project to permit its completion. The revised total budget is now $53.3 million of which $31.5 has been spent to date.

Conversion of 50% of the interests in the project held by the Solidarity Fund QFL, SOQUEM Inc. and the Société de dévelopement de la Baie James in the project into common shares of Campbell is awaiting receipt of required approvals. As previously announced, on this conversion, Campbell will issue a total of 15,010,488 common shares to the Partners at a conversion price of $1.025 per share. Following the conversion, Campbell will have 59,567,973 common shares outstanding and will increase its ownership in CCR from 26% to 76%.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, cash and cash equivalents were reduced to $334,000 compared to $3.4 million at December 31, 2002. At June 30, 2003, the Company had working capital of $2.2 million, compared with $5.0 on December 31, 2002. During the second quarter, the Company made a further scheduled loan repayment of $0.7 million on the outstanding balance of the credit facility from Investment Québec reducing the amount owed to $1,565,000 at June 30, 2003. This loan is to be repaid in equal quarterly repayments through February 2004.

General administration expenses were $429,000 for the second quarter of 2003 compared to $581,000 in the second quarter of 2002. Depreciation for the second quarter of 2003 related to production at the Joe Mann Mine was $1.526 million or $141.65 per ounce of gold produced.

On August 7, 2003, the target gold price of US$350 over a 120 day period was reached making the US$600,000 note, received as partial consideration on the sale of the Corporation’s Mexican subsidiary, payable by August 21, 2003.

OUTLOOK

According to Mr. Fortier, “We remain confident of meeting our 2003 forecast with the impact on our production of the introduction of the thermal fragmentation process and the additional tonnage generated through the development of the West Zone.” Plans are to reach this Zone on the 2925 level at the beginning of September. Exploration drilling will resume in September in this new Zone. According to André Fortier, “The first tons from the West Zone should be extracted at the beginning of September enabling the mill to process ore from the East and West Zones as well as from the upper levels where the thermal fragmentation process will be introduced. This will represent a considerable improvement since production to date has been from the East Zone only.”

Mr. Fortier stated: “We are also looking forward to the commencement of the $3 million work program on the Bachelor Lake Property to be carried out over three years by our partner Wolfden Resources Inc. Drilling is also continuing on the 14,000 metre program undertaken by Strateco Resources Inc. on the Discovery project. All of these positive developments bode well for Campbell and reflect the benefits of our strategy of focusing our future on the greater Chibougamau area.”

Forward-Looking Statements
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information :

Campbell Resources Inc.
André Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

Renmark Financial Communications Inc.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

For additional information:
André Fortier	Tel.: (514) 875-9037
President and CEO	Fax: (514) 875-9764

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of Canadian dollars)

	For the three months ended

	June 30	December 31
	2003	2002

Assets
Current assets
Cash and cash equivalents	$334	$3,432
Short-term investments at market value	221	315
Receivables	3,623	3,718
Settlements receivables	3,832	4,161
Notes receivable	590	1,903
Inventories of ore and supplies	4,751	3,040
Prepaids	319	555

	13,670	17,124
Notes receivable	26,145	26,735
Investment	6,437	6,447
Restricted deposits and swap agreement	49,037	48,900
Future income tax	2,111	2,350
Mining interests	23,273	25,833
Accrued benefit assets	2,093	1,732
Other assets	2,455	2,612

	$125,221	$131,733

Liabilities
Current liabilities
Accounts payable	$6,823	$6,280
Accrued liabilities	3,038	3,140
Current portion of long-term debt	1,565	2,698

	11,426	12,118
Reclamation and site restoration accruals	6,500	6,500
Long term debt	56,029	56,468
Future income tax	2,111	2,350
Deferred royalty	31,044	31,835
Other liabilities	—	102

	107,110	109,373

Shareholders’ equity
Capital stock	30,044	30,013
Warrants	258	1,339
Deficit	(12,191)	(8,992)

	18,107	22,360

	$125,221	$131,733

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

Metal sales	$6,211	$3,716	$10,775	$3,716

Expenses
Mining	6,946	3,342	11,939	3,409
General administration	429	581	847	1,069
Depreciation and amortization	1,526	1,449	3,025	1,461
Care and maintenance	35	—	95	124

	8,936	5,372	15,906	6,063

Loss before the following items	(2,725)	(1,656)	(5,131)	(2,347)

Interest expense on long-term debt	(191)	(112)	(364)	(258)
Interest income	433	213	882	437
Amortization of deferred charges	(105)	(33)	(235)	(33)

Loss from operations	(2,588)	(1,588)	(4,848)	(2,201)

Other income (expense)
Other income (expense)	316	1,075	1,161	1,009
Loss on repurchase of royalty	—	—	(559)	—
Share of loss of affiliate	(10)	(23)	(10)	(23)

	306	1,052	592	986

Loss before taxes	(2,282)	(536)	(4,256)	(1,215)
Income and mining tax recovery (expense)	(16)	(14)	(24)	(26)

Net loss	$(2,298)	$(550)	$(4,280)	$(1,241)

Loss per share	$0.05	$0.02	$0.09	$0.03

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT(UNAUDITED)
(Expressed in thousands of Canadian dollars except per share amounts)

	Three months ended		Six months ended
	June 30		June 30

	2003	2002	2003	2002

Balance at beginning of period	$(10,974)	$(4,546)	$(8,992)	$(3,855)
Expired warrants	1,081	—	1,081	—
Net loss	(2,302)	(550)	(4,284)	(1,241)

Balance at end of period	$(12,195)	$(5,096)	$(12,195)	$(5,096)